UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 09, 2010
_________________

HADERA PAPER LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Hadera Paper Ltd. (the "Company") (AMEX:AIP) announced on March 08, 2010 regarding an extraordinary transaction with a position holder in accordance with the Securities Regulations (Periodical and Immediate Reports) – 1970, as follows:

1.
On March 7, 2010, the Board of Directors of the Company decided, after receiving the approval of the Audit Committee, to authorize Mr. Avi Brenner, who recently retired as CEO of the Company, to exercise the fourth tranche of the option warrants he was granted pursuant to the Company's stock option plan from 2008 ("The Plan"), as detailed below.

On January 14, 2008, the Company reported having adopted a manager and senior employee stock option plan. In this capacity, Mr. Avi Brenner was allocated 40,250 options, exercisable in four tranches. For additional details regarding the option plan and the private allocation to Mr. Brenner, see the Company's immediate report dated January 14, 2008, regarding the private allocation of securities.

Pursuant to the terms of the plan and as outlined in Section 7.4 of the said report, in the event of termination of employment due to disability or death, the offeree (or his inheritors in case of demise) shall be entitled to exercise the options if his entitlement to exercise these options was created prior to the termination of employment and the options that would have vested in the next vesting date after the termination of employment, on the exercise date determined in the plan, while the remaining options will expire on the date of termination of employment. In the event of termination of employment due to disability or death as aforesaid, the Company's Remuneration Committee or a committee that the Board of Directors will appoint for this purpose, will be entitled to decide to allow the offeree (or his heirs) to exercise, on the exercise dates determined in the plan, options for which the entitlement to exercise has not been created in accordance with this section.

Prior to the retirement of Mr. Avi Brenner from the Company, on January 31, 2010, two tranches of options have vested, out of the four tranches of options that were granted to him. The Remuneration Committee, the Audit Committee and the Board Of Directors have approved that since Mr. Avi Brenner has retired due to disability, he is eligible, in this circumstances, according to the terms of the plan, for the third tranche as well. Moreover, the Board of Directors decided, after the approval of the Remuneration Committee and the Audit Committee, that under the circumstances of the termination of employment of the CEO, due to disability and according to the terms of the plan, to also allow Mr. Avi Brenner to exercise the fourth tranche. All of the options will be exercised at the exercise dates according to the plan.

2.
The Board of Directors also decided, in its meeting on March 7, 2010, to entitle Mr. Avi Brenner to the payment of the advanced notice fees on account of 3.5 months, in the amount of approximately NIS 356,000. Pursuant to Mr. Brenner's employment agreement, the advanced notice period is six months. Mr. Brenner actually retired 2.5 months after providing notice of his retirement, due to an eye disease that prevented his continued employment.

3.
For additional details regarding the terms of employment and terms of retirement of Mr. Avi Brenner, see Section 13.4 to the Company's periodical report for 2009, as published on March 8, 2009, as well as the details appearing under Regulation 21 as part of chapter D (Additional Details regarding the Corporation) of this periodical report.

4.
The said decisions on the part of the Remuneration Committee, the Audit Committee and the Board Of Directors, during their meetings on March 7, 2010, were arrived after they were presented with data regarding the overall terms of employment and retirement of Mr. Brenner (as detailed in the aforementioned periodical report), his long period of employment at the Group, his contribution to the Company, as well as the special circumstances of his retirement.

5.
According to the Remuneration Committee, the Audit Committee and the Board of Directors opinion, the aforementioned decisions are reasonable and appropriate under the circumstances, considering Mr. Brenner's long period of employment at the Group, his significant contribution to the Group, as well as the special circumstances of his retirement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HADERA PAPER LTD.
(Registrant)

By:	/s/ Lea Katz
Name: Lea Katz
Title: Corporate Secretary

Dated: March 09, 2010